UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   October 29, 2010           File No.  001-33508

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour's Third Oil Well Boosts Recoverable Reserve Estimate to
1.35 Million BO from Halfway Reservoir

Confirmation of Halfway Oil Volume Moves Company to Accelerate
 Waterflood Implementation to January 2011

Calgary, Alberta, October 29, 2010 -- Dejour Enterprises Ltd. (NYSE-Amex: DEJ / TSX: DEJ) reports that casing operations of its 3rd oil well (A-91-H) at its 6000 acre Woodrush project have been completed. Flow lines have been connected to the main tank battery and the Company has commenced light oil production at an initial rate of 150 barrels per day from the Halfway pool effective October 28, 2010. Dejour is operator and holds a 75% WI in this project.

"The successful completion of this well confirms a single Halfway reservoir with an estimated 1.35 million barrels of recoverable oil. With this confirmation, the application for a field wide waterflood has been submitted to the British Columbia Oil and Gas Commission.  Approval of this application is expected in four to six weeks and commencement of water injection is planned for January 31, 2011. Dejour estimates that this waterflood will add more than 700,000 barrels of oil to the recoverable reserves from this single reservoir at a capital cost of $5 per barrel," comments Hal Blacker, M.Sc. MEng., Dejour COO.

"With three wells now on line, productive capacity from this Halfway reservoir is currently more than 850 barrels of oil per day. Dejour will continue to restrict production from this pool to conform with British Columbia’s allowable well production limits until the waterflood has been implemented. Meanwhile, gas production continues at a rate of 2.7 million cubic feet/day (450 BOE/day) from various Woodrush gas reservoirs," Blacker continues.

This brings the total producible wells to date at Woodrush to nine - three oil wells and six gas wells. Dejour plans an additional injection well and possibly one additional producing oil well to be added to the reservoir at the time of the waterflood start up.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

BOEs may be misleading, particularly if used in isolation. A conversion ratio of 6 thousand cubic feet of gas to 1 BOE is used in this news release and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: October 29, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer